Exhibit 4.21

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement is made and entered into as of November 22, 2010 (the “Effective Date”), by and among:  (1) on the one hand, Rosetta Genomics Ltd., a corporation organized under the laws of Israel and with its principal place of business at 10 Plaut Street, Rehovot, Israel, 76706 and Rosetta Genomics Inc., a Delaware corporation with its principal place of business at 3711 Market Street, Suite 740, Philadelphia, PA, 19104 (for purposes of this Settlement Agreement, Rosetta Genomics Ltd. and Rosetta Genomics Inc. shall be defined collectively as “Rosetta”); and (2) on the other hand, Prometheus Laboratories Inc. (“Prometheus”), a California corporation with its principal place of business at 9410 Carroll Park Drive, San Diego, California, 92121, USA.  Rosetta and Prometheus are at times jointly referred to herein as the “Parties” and each as a “Party.”

WHEREAS, the Parties entered into a License Agreement dated April 10, 2009 (the “License Agreement”), a Stock Purchase Agreement dated April 10, 2009 (the “Stock Purchase Agreement”) and a Laboratory Services Agreement dated April 10, 2009 (the “Laboratory Services Agreement”);

WHEREAS, various disputes have developed between the Parties regarding their rights and obligations under the aforesaid agreements;

WHEREAS, the Parties are parties to an arbitration proceeding before the International Court of Arbitration, International Chamber of Commerce (“ICC”), designated by the ICC as Case No. 17123 (the “Arbitration”);

WHEREAS, to avoid costs and uncertainties of continued litigation, the Parties desire to resolve, by this Settlement Agreement, their various disputes and all claims asserted in or relating to the Arbitration without any admission of fault on the part of any Party.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties agree as follows:

1.           Definitions. Capitalized terms not otherwise defined in this Settlement Agreement shall have the meanings set forth in the License Agreement, Stock Purchase Agreement and Laboratory Services Agreement.

2.           Payments to Prometheus.  Rosetta agrees to make four separate payments to Prometheus as follows:

a.	On December 2, 2010, Rosetta shall pay Prometheus one million, two hundred thousand U.S. dollars ($1,200,000.00) by wire transfer to the following Prometheus account:

b.
On or before February 28, 2011, Rosetta shall pay Prometheus five hundred thousand U.S. dollars ($500,000.00) by wire transfer to the Prometheus account identified in Section 2(a) of this Settlement Agreement (the “February 28, 2011 Payment”).

c.
No later than twelve (12) months after the Effective Date of this Settlement Agreement, Rosetta shall pay Prometheus six hundred and fifty thousand U.S. dollars ($650,000.00) by wire transfer to the Prometheus account identified in Section 2(a) of this Settlement Agreement (the “Twelve Month Payment”).

d.
No later than eighteen (18) months after the Effective Date of this Settlement Agreement, Rosetta shall pay Prometheus seven hundred and fifty thousand U.S. dollars ($750,000.00) by wire transfer to the Prometheus account identified in Section 2(a) of this Settlement Agreement (the “Eighteen Month Payment”).

These payments by Rosetta shall not be reduced by withholding taxes that may be due (taxes are addressed herein in Section 16 of this Settlement Agreement).

3.           Unsecured Notes for Payments.  Concurrently with and as a condition to the execution of this Settlement Agreement, Rosetta shall execute and provide to Prometheus the following unsecured notes (the “Notes”) related to the payments set out in Sections 2(b)-(d) of this Settlement Agreement, above:

a.
With respect to the February 28, 2011 Payment, an unsecured, non-interest bearing note in the form attached to this Settlement Agreement as Exhibit A. Rosetta may, in its sole and complete discretion, voluntarily prepay this Note in whole or in part at any time and from time to time without penalty.

b.
With respect to the Twelve Month Payment and the Eighteen Month Payment, an unsecured note bearing an annual interest rate of twelve percent (12%) in the form attached to this Settlement Agreement as Exhibit B.  Rosetta may, in its sole and complete discretion, voluntarily prepay this Note in whole or in part at any time and from time to time without penalty; provided, however, that no payment made by Rosetta shall be applied toward the Twelve Month Payment or the Eighteen Month Payment unless and until the entire balance of the February 28, 2011 Payment is paid in full.

If Rosetta defaults on the Notes, or either of them, the Parties agree that Prometheus may pursue all avenues of relief available to it – including, without limitation, by filing a Consent Judgment in court, in the form attached hereto as Exhibit C, without first complying with any dispute resolution procedures.

4.           Termination of the License Agreement.  Notwithstanding any contrary language in the License Agreement (including, without limitation, as may be set forth in Section 9.7 titled “Survival”), upon the Effective Date of this Settlement Agreement, the License Agreement, all provisions thereof, and all licenses granted thereunder, shall terminate and shall not survive this Settlement Agreement; provided, however, that the following sections (and only the following sections) of the License Agreement shall survive this Settlement Agreement:  Sections 4.8 (Withholding Taxes), 6.1 (Confidentiality), 8 (Indemnification), 10 (Limitation of Liability), 11.2 (Arbitration – which shall be amended to delete reference to Section 11.1), 11.4 (Governing Law), 12.6 (Relationship of the Parties), 12.7 (Injunctive Relief), and 12.8 (Notices).  Section 4.7 (Audit Rights) shall survive provided that Rosetta shall only be entitled to exercise the audit rights set forth therein if contractually obliged to do so by the terms and conditions of an Upstream License Agreement.

5.           Notification to Customers by Prometheus.  Prometheus shall, within five (5) business days of the Effective Date, send a notification letter in the form attached to this Settlement Agreement as Exhibit D to all customers who have purchased a Diagnostic Test from Prometheus.

6.           Delivery of Information by Prometheus. On or before January 21, 2011, Prometheus shall deliver to Rosetta the information set forth in Exhibit E hereto.

7.           Payments for Certain Diagnostic Tests; Cancellation of Certain Diagnostic Tests. The Parties agree and acknowledge that upon Prometheus’ receipt of the Payment described in Section 2(a) of this Settlement Agreement, each of the Parties will be deemed to have been compensated in full for: (i) all amounts due to Rosetta for all Diagnostic Tests that, as of the Effective Date, have been ordered by Prometheus and completed by Rosetta (i.e., the tests have been performed by Rosetta and regarding which test reports have been delivered by Rosetta); (ii) all amounts due to Rosetta for all Diagnostic Tests that, as of the Effective Date, have been ordered by Prometheus but not yet completed by Rosetta; (iii) all amounts due to be refunded to Prometheus, including but not limited to any amount due to be refunded to Prometheus in connection with the testing problem disclosed by Rosetta in a Form 6-K filed with the SEC on November 9, 2010; and (iv) all amounts due to each of Rosetta and Prometheus for all Diagnostic Tests that, as of the Effective Date, have been ordered by Prometheus and completed by Rosetta, but the results of which have not yet been reported to the customer by Prometheus.  The parties further agree and acknowledge that any Diagnostic Tests that have been ordered by Prometheus as of the Effective Date but not yet performed by Rosetta will be cancelled as of the Effective Date.  Nothing in this Section (nor any other section of this Settlement Agreement) shall affect in any way the Parties’ indemnity rights, which shall survive this Settlement Agreement.

8.           The Development Fund.  The Parties agree and acknowledge that the Development Fund and all Services Agreement Profits are the sole and exclusive property of Rosetta, and may be used in Rosetta’s sole and complete discretion.

9.           Amendment of the Stock Purchase Agreement.  As of the Effective Date, the Stock Purchase Agreement shall be deemed amended as follows:  (a) Prometheus’ rights under Sections 5.1 (Information and Inspection Rights), 5.2 (Pre-Emptive Rights), 5.3 (Board Observer Rights) and 5.10 (Tax Matters) of the Stock Purchase Agreement are terminated; and (b) the reference in Section 7.1(d)(i)(A) of the Stock Purchase Agreement to “the second anniversary of the Closing Date” is changed to “May 1, 2012”

10.           Termination of the Laboratory Services Agreement.  Upon the termination of the License Agreement, as described in Section 4 of this Settlement Agreement, the Laboratory Services Agreement shall terminate pursuant to Section 12.4 of that agreement.  Notwithstanding the foregoing sentence, and any contrary language in the Laboratory Services Agreement (including, without limitation, as may be set forth in Section 12.6 titled “Survival”), the following sections (and only the following sections) of the Laboratory Services Agreement shall survive this Settlement Agreement: 4.2 (Records), 6 (Privacy; Confidentiality), 9 (Indemnities), 10 (Ownership), 11 (Insurance), 13 (Exclusions of Liability; Dispute Resolution), 14.1 (Notices), 14.2 (Independent Contractors), 14.3 (Assignment; Headings), and 14.8 (Governing Law; Counterparts).

11.           Mutual Release of Claims.  In consideration of the promises set forth in this Settlement Agreement, the Parties, each for itself and for its respective parents, subsidiaries, and affiliates and its and their respective predecessors, successors, assigns, directors, officers, employees, contractors, and agents, in each case, in their individual and corporate capacities (each, a “Releasing Party”), hereby fully and completely release and discharge each other and their past and present respective parents, subsidiaries, and affiliates and its and their respective predecessors, successors, assigns, directors, officers, employees, contractors, and agents, in each case, in their individual and corporate capacities (each, a “Released Party”) of and from any and all actions, causes of action, claims, demands, counterclaims, and suits, (including, without limitation, the cost of investigation, the cost of litigation and attorney’s fees), obligations and/or liabilities of any kind whatsoever, whether or not known, suspected, claimed, developed or undeveloped, anticipated or unanticipated, including, but not limited to, those arising from or related to any of the allegations which were made or could have been made in the Arbitration, under the License Agreement, under the Stock Purchase Agreement, and/or under the Laboratory Services Agreement, up to the date of this Settlement Agreement; provided, however, that nothing in this Section shall in any way limit or otherwise affect in any way:  (i) the rights and obligations of the Parties under this Settlement Agreement; (ii) the rights and obligations of the Parties under the Stock Purchase Agreement (as amended hereby); (iii) the rights and obligations of the Parties under the provisions of the License Agreement and Laboratory Services Agreement that survive termination (as set forth herein); or (iv) Prometheus’ rights as a shareholder of Rosetta (including, without limitation, the right to receive any dividends, distributions, recoveries, or other payments made to Rosetta shareholders; provided, however, that Prometheus shall not initiate or participate as a named plaintiff in any Rosetta shareholder suit or derivative action related to events preceding this Settlement Agreement).  In executing the foregoing release, the Parties expressly waive California Civil Code § 1542 (and any statute, rule, or legal doctrine of any other jurisdiction of similar import), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

12.           Dismissal of Action.  Within one (1) business day of the Effective Date of this Settlement Agreement, the Parties shall notify the tribunal in the Arbitration that the Parties have reached a settlement and that all actions in the Arbitration shall be suspended pending the dismissal contemplated by this Section.  Within two (2) business days of the receipt of the payment described in Section 2(a), the Parties shall file an appropriate joint notice of voluntary dismissal with the ICC, dismissing all claims in the Arbitration by all Parties with prejudice.  Each Party shall bear its own fees and costs incurred in the Arbitration and the negotiation of this Settlement Agreement, and each Party waives any claim for attorneys’ fees arising during the Arbitration.  In the event that the ICC refunds to the Parties any of the funds that the Parties have paid to the ICC, the Parties shall evenly split such refund(s).

13.           Non-disparagement.  The Parties shall not engage in any conduct or make any communication intended to disparage, or likely to have the effect of disparaging, any other Party or any of the other Parties’ respective parents, subsidiaries, and affiliates and its and their respective predecessors, successors, assigns, directors, officers, employees, contractors, and agents.

14.           Publicity.  Promptly following the execution of this Settlement Agreement, the Parties shall be permitted to (i) issue a press release disclosing the material terms of this Settlement Agreement and/or (ii) make filings with the SEC disclosing the material terms of this Settlement Agreement, including a Form 6-K to be filed by Rosetta.  Except as required by Law or court order, all other publicity, press releases and public announcements relating to this Settlement Agreement shall be reviewed in advance by, and shall be subject to the written approval (such approval not to be unreasonably conditioned, withheld or delayed) of the Parties.  Each Party shall provide the other Party an opportunity to review and comment on the language of such press release or other public disclosure.  Either Party may disclose the existence of this Settlement Agreement and the terms and conditions hereof, without the prior written consent of the other Party, as may be required by applicable Law (including, without limitation, disclosure requirements of the SEC, the New York Stock Exchange, or any other stock exchange or the Nasdaq Global Market), in which case the Party seeking to disclose the information shall give the other Party reasonable advance notice and review of any such disclosure.

15.           Joint and Several Liability For Payment.  Notwithstanding any provision herein designating which Rosetta entity should make a given payment, all Rosetta payment obligations set forth herein shall be the joint and several obligation of Rosetta Genomics, Inc. and Rosetta Genomics, Ltd.

16.	Taxes.

(a)           If, at any time prior to the date that is eighteen (18) months from the Effective Date, the Israeli tax authority (the “ITA”) advises that Rosetta is (or was) obliged to withhold or pay taxes on account of the payments to be made by Rosetta to Prometheus under this Settlement Agreement, Rosetta shall pay such taxes to the Israeli tax authority and furnish Prometheus with satisfactory evidence of such payment, and Prometheus shall within ten (10) business days reimburse Rosetta for 50% of all such taxes paid by Rosetta to the ITA.  In the event that the ITA does not advise that Rosetta withhold or pay taxes on the payments to be made by Rosetta to Prometheus under this Settlement Agreement prior to a date that is eighteen (18) months from the Effective Date, the Parties agree and acknowledge that Rosetta shall pay any such taxes to the ITA, and that Prometheus shall have no duty to reimburse Rosetta for any amount of the taxes so paid.

(b)           If Rosetta is advised by the ITA that it must withhold or pay taxes on account of the payments to be made by Rosetta to Prometheus under this Settlement Agreement, then before making any payment to the ITA, Rosetta will first attempt to obtain an exemption from the payment of such taxes or an approval from the ITA that a reduced amount of taxes is payable in connection therewith (the “Tax Certificate”). Prometheus shall assist Rosetta and any of its legal advisors to take all reasonable actions and to execute such reasonable documents and instruments in the name of Prometheus as Rosetta deems reasonably required or advisable in connection with obtaining such Tax Certificate.  Furthermore, Prometheus shall give all assistance reasonably requested by Rosetta in connection with its efforts to obtain said Tax Certificate including taking any action and providing Rosetta with such documents, statements, instruments and other documents that Rosetta may reasonably require and any other documents and statements requested by the ITA. Obtaining the Tax Certificate shall be at Rosetta's expense and accordingly Rosetta shall bear all its costs in connection with obtaining the Tax Certificate, including legal fees of its legal counsel, and Prometheus shall not be required to reimburse Rosetta for any of such costs. Except as may constitute wilful misconduct or gross negligence, Rosetta shall not have or incur any liability whatsoever by reason of any of its acts or omissions in connection with obtaining the Tax Certificate and Prometheus hereby waives any and all claims against Rosetta with respect to such acts or omissions.

(c)           Rosetta shall give reasonable assistance to Prometheus in obtaining documentation required by Prometheus to support an application for (i) an exemption from or reduction of withholding taxes where available under applicable Law, or (ii) a foreign tax credit from the US Internal Revenue Service (or any successor agency thereto) on account of the payment of such taxes, in each case solely to the extent that Prometheus has borne the burden of such withholding taxes.

17.           Representations and Warranties.  Each person whose signature is affixed hereto on behalf of a Party represents and warrants that such person has full authority to execute this Settlement Agreement on behalf of that Party and to bind that Party to this Settlement Agreement.  Each Party represents and warrants that it owns all right, title and interest in and to the claims released herein and has not assigned, transferred, conveyed or encumbered any claim or right of action that such Party has as against each other, that it has the legal capacity to enter into this Settlement Agreement, that it has read this Settlement Agreement, that it understands this Settlement Agreement, and that it intends to be legally bound thereby.

18.           Entire Agreement.  This Settlement Agreement is a fully integrated agreement.  Along with the surviving provisions of the License Agreement, the Stock Purchase Agreement and Laboratory Services Agreement identified above, this Settlement Agreement contains the entire agreement of the Parties with respect to its subject matter, and all prior oral or written agreements, contracts, memoranda, negotiations, representations and discussions, if any, pertaining to this matter and the Parties hereto are merged into this Settlement Agreement.  No Party to this Settlement Agreement has made any oral or written representation other than those set forth in this Settlement Agreement, and no Party has relied upon, or is entering into, this Settlement Agreement in reliance upon any representation other than those set forth in this Settlement Agreement.

19.           Binding Effect.  The obligations and rights under this Settlement Agreement shall be binding upon and inure to the benefit of, as the case may be, the Parties’ successors, assigns, heirs and personal representatives.

20.           No Oral Modifications or Waivers.  No waiver, modification or amendment of any provision of this Settlement Agreement shall be effective unless executed in writing by the Parties to be bound by such waiver, modification or amendment.  The failure of a Party to enforce the breach of any of the terms or provisions of this Settlement Agreement shall not be a waiver of any preceding or succeeding breach of the Settlement Agreement or any of its provisions, nor shall it affect in any way the obligation of the other Parties to fully perform their obligations hereunder.

21.           Interpretation; Severability; Voidability.  This Settlement Agreement will not be construed against either of the Parties on the grounds that such Party was the author or drafter of this Settlement Agreement or any provision thereof.  Inapplicability or unenforceability for any reason of any provision of this Settlement Agreement shall neither limit nor impair the operation or validity of any other provision of this Settlement Agreement.  Notwithstanding the foregoing sentence, if, for any reason whatsoever, the payment provided for under Section 2(a) above is not made within five (5) business days of December 2, 2010, at Prometheus’s sole and exclusive option, this Settlement Agreement (including the exhibits hereto) may be declared null and void, and of no effect, and the Parties shall return to the status quo ante, reserving any and all rights they possessed before the execution of the Settlement Agreement.

22.           Execution in Counterparts. This Settlement Agreement may be executed in one or more counterparts, each of which shall be considered to be an original, but all of which taken together shall constitute a single document.  A photocopy or telecopy of an executed counterpart of this Settlement Agreement shall be sufficient to bind the Party or Parties whose signature(s) appear thereon.

23.           Advice of Counsel; Voluntariness.  The Parties acknowledge (a) that they have been separately represented by counsel and have received the benefit of the advice of counsel in connection with the negotiation and execution of this Settlement Agreement, (b) that, other than as stated in this Settlement Agreement, no party, agent, attorney or other person has made any promise or inducement to enter into this Settlement Agreement, and (c) that each Party hereto has entered into this Settlement Agreement of its own free will and without any threat of intimidation, coercion or undue influence.

24.           No Admission of Wrongdoing.  This Settlement Agreement, whether or not consummated, its execution or delivery, any negotiations relating thereto, and any actions taken pursuant to it, do not constitute, and shall not be offered or received against any Party as evidence of, or construed as, or deemed to be evidence of any presumption, concession or admission by any Party with respect to the truth of any fact involved in this dispute or the validity or invalidity of any claim, counterclaim or defense thereto that has been or could have been asserted, or of any liability, negligence, fault or wrongdoing in any proceeding.

25.           Confidentiality.  Except as provided by Section 14 of this Settlement Agreement, the Parties agree that neither they, nor any of their agents or attorneys, shall disclose, divulge or furnish to any person or entity the existence or contents of this Settlement Agreement, or the subject matter of, or any information or documents concerning, the Arbitration, except to the extent required by law or rules applicable to public financial filings; provided, however, that the Parties may disclose, if necessary, information to their respective accountants, auditors, attorneys, brokers, underwriters, insurers, or similar professionals (collectively, “business professionals”), who shall also agree to, and shall, keep such information confidential.  If the Parties and/or their respective business professionals are asked about the Arbitration or about this Settlement Agreement, the Parties shall state only, and shall instruct their respective business professionals to state only, that the dispute has been settled and shall not disclose any other information.  Nothing contained herein shall prohibit the Parties from making known the terms and conditions of this Settlement Agreement if the production of same is required by a subpoena issued by a lawfully constituted judicial body having jurisdiction over the Party; however, the Party receiving any such subpoena agrees to provide prompt written notice to the other Party prior to producing the subpoenaed information to afford the other Party the opportunity to move to quash the subpoena.

26.           Dispute Resolution.  Any dispute, controversy, claim or disagreement between the Parties arising from, relating to or in connection with this Settlement Agreement, including questions regarding the interpretation, meaning or performance of this Settlement Agreement, and including claims based on contract, tort, common law, equity, statute, regulation, order or otherwise, shall be resolved in accordance with the terms of Sections 11.2 and 11.4 of the License Agreement, which shall survive the termination of the License Agreement.

27.           Governing Law and Venue. The Parties agree that the internal laws of the State of New York (without regard to choice of laws principles) will govern this Settlement Agreement and any disputes concerning the subject matter addressed herein.

28.           Survival of Settlement Agreement.  This Settlement Agreement shall survive the dismissal of the Arbitration.

           By signing below, each Party agrees to be bound by this Settlement Agreement.

ROSETTA GENOMICS LTD.		PROMETHEUS LABORATORIES INC.

By:	/s/ Yoav Chelouche	By:	/s/ Joseph M. Limber
<SIGNATURE>		<SIGNATURE>

	Yoav Chelouche		Joseph M. Limber
<PRINT NAME>		<PRINT NAME>

Title: Chairman		Title: President, CEO
Date: 11/22/2010		Date: 22 November 2010

ROSETTA GENOMICS INC.

By:	/s/ Kenneth A. Berlin
<SIGNATURE>

Kenneth A. Berlin
<PRINT NAME>

Title: President & CEO
Date: 11/22/2010